EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Third Quarter & First Nine Months 2011 Results

Netanya, Israel, November 29, 2011 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the third quarter and first nine months ended September 30, 2011.

Third Quarter 2011 Results

Revenues totaled $3.4 million compared with $6.4 million in the third quarter of 2010.

Gross profit  totaled $0.3 million compared with $1.7 million in the third quarter of 2010.

Research & development costs totaled $0.8 million compared with $0.5 million for the same period in 2010.

Operating Loss totaled $ 1.3 million compared with an operating income of $0.4 million in the third quarter of 2010.

The reduction in revenues during the quarter was primarily attributable to the Company’s inability to record significant pending sales with respect to two large programs. The delays in completing the sales are the result of circumstances beyond RADA’s control. As a result of the lower revenues, the Company reported a net loss of $1.5 million or $0.17 per share for the quarter, compared with net income of $0.1 million or $0.01 per share, for the comparable quarter in 2010.

First Nine Months 2011 Results

Revenues totaled $16.9 million compared with $17.7 million for the same in 2010.

Gross profit  totaled $4.7 million compared with $4.3 million for the same period in 2010.

Research & development costs totaled $2.0 million compared with $0.9 million for the same period in 2010.

Operating loss totaled $0.6 million compared with operating income of $ 0.5 million for the same period in 2010.

 As a result, the Company reported  a net loss of $1.0 million or $0.11 per share for the nine months period ended September 30, 2011, compared with a net loss of $0.4 million or $0.04 per share, for the comparable period in 2010.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “Delays not related to RADA’s performance in two of our largest programs resulted in a significant decrease in our revenues for the third quarter.  These delays are expected to continue during the remainder of 2011, and will affect our year end results. We expect these programs will get back on track during the first quarters of 2012.

Despite the reduced revenues, we did not reduce our R&D efforts during the third quarter. We intend to continue to invest in our future and expect that our R&D efforts in fourth quarter will be at the same level as in the previous quarters of 2011. We are continuing to pursue large opportunities in our traditional avionics market.  In addition we are seeking to expand our product and sales in the navigation and radar product markets, which we expect will become major growth drivers for the Company in the future.”

To arrange a call with management to discuss the results, please reach out to our Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Inertial Navigation Systems for air and land applications, Ground-based Radars for Anti-Terrorism/Force Protection applications, and Avionics Solutions (Aircraft Avionics Upgrades, ISR Upgrades, Avionics for UAVs, and Digital Video & Data Recorders).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich - C.F.O
Rada Electronic Industries Ltd
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

Investor Relations Contact
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	September 30, 2011	December 31, 2010
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$2,004	$ 850
Restricted cash	1,979	1,448
Trade receivables (net of allowance for doubtful accounts of $ 26 and $ 78 at September 30, 2011 and at December 31, 2010 respectively)	6,137	9,452
Other receivables and prepaid expenses	568	820
Costs and estimated earnings in excess of billings on uncompleted contracts	2,597	2,698
Inventories	5,800	6,215

Total current assets	19,085	21,483

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,703	1,546

PROPERTY, PLANT AND EQUIPMENT, NET	3,352	3,173

OTHER ASSETS:
Intangible assets, net	193	309
Goodwill	587	587

Total other assets	780	896

Total assets	$24,920	$27,098

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$4,043	$4,274
Loans from shareholders, net	1,705
Trade payables	2,005	3,430
Other accounts payable and accrued expenses	5,135	5,714
Billings in excess of costs and estimated earnings on uncompleted contracts	-	471

Total current liabilities	12,888	13,889

LONG-TERM LIABILITIES:
Loans from shareholders, net	353	881
Convertible note from a shareholder, net	2,753	2,598
Accrued severance pay and other long term liability	543	547

Total long-term liabilities	3,649	4,026

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at September 30, 2011 and December 31, 2010; Issued and outstanding: 8,918,647 and 8,868,857 at September 30, 2011 and at December 31, 2010 respectively.	119	119
Additional paid-in capital	70,176	70,060
Accumulated other comprehensive income	428	392
Accumulated deficit	(62,959)	(61,988)
Total RADA shareholders’ equity	7,764	8,583
Noncontrolling interest	619	600
Total equity	8,383	9,183
Total liabilities and equity	$24,920	$27,098

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	(Unaudited)

Revenues	$16,852	$17,720	$3,372	$6,386

Cost of revenues *)	12,157	13,418	3,076	4,685

Gross profit	4,695	4,302	296	1,701

Operating expenses:
Research and development	2,028	935	829	465
Marketing and selling *)	1,838	1,692	402	474
General and administrative	1,431	1,211	397	389

Total operating expenses:	5,297	3,838	1,628	1,328

Operating profit (loss)	(602)	464	(1,332)	373
Financial expense, net	359	811	175	270

Consolidated net income (loss)	(961)	(347)	(1,507)	103
Less: Net (income) attributable to Non-controlling interest	(10)	(8)	(4)	(10)

Net income (loss) attributable to RADA shareholders	$(971)	$(355)	$(1,511)	$93

Net income (loss) per share:
Basic and diluted net income (loss) per share	$(0.11)	$(0.04)	$(0.17)	$0.01

*) Reclassification